UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 30, 2015

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $1,449,000 Buffered SuperTrackSM Notes due January 30, 2020 Linked to the Performance of the S&P 500® Index

•                  $2,900,000 Callable Buffered Range Accrual Notes due July 29, 2022 Linked to the Performance of the S&P 500® Index

•                  $708,000 Buffered Digital Notes due January 31, 2018 Linked to the Performance of the Russell 2000® Index

•                  $1,235,000 Dual Directional Notes due January 31, 2022 Linked to the Performance of the S&P 500® Index

•                  $3,060,000 Buffered SuperTrackSM Notes due January 30, 2020 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $290,000 Callable Contingent Payment Notes due January 29, 2021 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  US$5,000,000 Step-Up Fixed Rate Callable Notes due January 30, 2030

•                  $4,550,000 AutoCallable Notes due July 29, 2016 Linked to the Least Performing Reference Asset of Four Common Stocks

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 30, 2015	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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